

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

Heather Childress
Vice President, Deputy General Counsel
Nextracker Inc.
6200 Paseo Padre Parkway
Fremont, California 94555

> **Re: Nextracker Inc.**
> **Amendment No. 8 to Draft Registration Statement on Form S-1**
> **Submitted November 22, 2022**
> **CIK No. 0001852131**

Dear Heather Childress:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Submission No. 8 on Form S-1 submitted November 22, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 87

1. Please identify the customers that account for 10% or more of revenue during the periods presented. Refer to Item 101(c)(1)(i) of Regulation S-K which sets forth the standard for disclosure of customer dependence. If the agreements or contracts with these customers are material, file them as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Unaudited Condensed Combined Financial Statements of Nextracker
7. Commitments and contingencies, page F-49

2. Your disclosure now states the case with ATI was settled on June 15, 2022. Please

reconcile this with the date disclosed in Note 9 on page F-29.

You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lindsey A. Smith